

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2011

P-J. Sivignon
Executive Vice-President, Chief Financial Officer,
member of the Board of Management and
the Group Management Committee
Koninklijke Philips Electronics N.V.
Breitner Center, Amstelplein 2,
1096 BC Amsterdam, The Netherlands

>   **Re: Koninklijke Philips Electronics N.V.**
>   **Form 20-F for the fiscal year ended December 31, 2010**
>   **Filed February 18, 2011**
>   **File No. 001-05146-01**

Dear Mr. Sivignon:

   We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Jeffrey Jaramillo

                                   Jeffrey Jaramillo
                                   Accounting Branch Chief